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FORM 4

                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* KEANE DANIEL G.	2. Issuer Name and Ticker or Trading Symbol MOD-PAC CORP. (MPAC)		6. Relationship of Reporting Person to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ X ] Officer (give [ ] Other (specify title below) below) President
(Last) (First) (Middle) 1801 Elmwood Avenue	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year March 19, 2003
(Street) Buffalo, NY 14207		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
$01 Par Value Common Stock			J(1)		(2000)	D		1334	D
$01 Par Value Class B Stock								14857	D
$01 Par Value Common Stock			J(1)		2000	A			I	*By Spouse
$01 Par Value Common Stock	3/18/03		P		1100	A	$4.42	6435	I	*By Spouse
$01 Par Value Class B Stock								14995	I	*By Spouse

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

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Form 4 (continued)            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver-sion or Exercise Price of Deri- vative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Trans-action Code (Instr.8)		5. Number of Derivative Securities Ac- quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9.Number of deriv- Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10.Owner-ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option	$.896	03/18/03		J(2)	V	3248		12/20/95	12/20/04	$01 PV Com Stk	3248		3248	D
Option	$.896	03/18/03		J(2)	V	1218		12/20/95	12/20/04	$.01 PV CL B Stk	1218		1218	D
Option	$1.567	03/18/03		J(2)	V	6495		12/28/96	12/28/05	$01 PV Com Stk	6495		6495	D
Option	$1.567	03/18/03		J(2)	V	2435		12/28/96	12/28/05	$.01 PV CL B Stk	2435		2435	D
Option	$2.729	03/18/03		J(2)	V	6495		12/20/97	12/20/06	$01 PV Com Stk	6495		6495	D
Option	$2.729	03/18/03		J(2)	V	2435		12/20/97	12/20/06	$.01 PV CL B Stk	2435		2435	D
Option	$5.428	03/18/03		J(2)	V	9920		01/18/00	01/18/09	$01 PV Com Stk	9920		9920	D
Option	$5.428	03/18/03		J(2)	V	3720		01/18/00	01/18/09	$.01 PV CL B Stk	3720		3720	D
Option	$6.466	03/18/03		J(2)	V	9566		01/18/01	01/18/10	$01 PV Com Stk	9566		9566	D
Option	$6.466	03/18/03		J(2)	V	3587		01/18/01	01/18/10	$.01 PV CL B Stk	3587		3587	D
Option	$12.905	03/18/03		J(2)	V	9448		04/26/02	04/26/11	$01 PV Com Stk	9448		9448	D
Option	$12.905	03/18/03		J(2)	V	2362		04/26/02	04/26/11	$.01 PV CL B Stk	2362		2362	D
Option	$10.754	03/18/03		J(2)	V	10747		01/25/03	01/25/12	$01 PV Com Stk	10747		10747	D
Option	$5.606	03/18/03		J(2)	V	30705		12/24/03	01/24/13	$01 PV Com Stk	30705		30705	D

Explanation of Responses:

* Mr. Keane disclaims any beneficial interest in the shares held by his wife.

(1) Correction of shares reported as directly owned by Mr. Keane, which are actually owned by his wife.

(2) Substitution option as a result of MOD-PAC CORP. Spin-off.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ C. Anthony Rider, as Power of Attorney for DANIEL G. KEANE	March 19, 2003
	**Signature of Reporting Person	Date

C. Anthony Rider, as Power of Attorney for DANIEL G. KEANE
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
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